U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

William J. Sim
4086 Arjay Circle
Ellicott City, Maryland  21042


2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)



4.  Statement for Month/Year

JULY 1999

5. If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer

X   Director
    Officer - Title -
    10% Owner
    Other

**********************

1.  Title of Security

Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Year)


3.  Transaction Code



4.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price



5.  Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year

3000

6.  Ownership Form: Direct (D) or Indirect (I)

(D)

7.  Nature of Indirect Beneficial Ownership


Table II
Derivative Securities Acquired, Disposed of, or Benefically Owned

1.  Title of Derivative Security

Option to buy


2.  Conversion or Exercise Price of Derivative Security

  $2.75 Share

3.  Transaction Date (Month/Year)

  1/22/99

4.  Transaction Code

    Code  A

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)
  Granted option to purchase 5,000 shares of Common Stock - A

6.  Date Exercisable and Expiration Date (Month/Date/Year)

  1/22/99 and 1/21/04

7.  Title and Amount of Underlying Securities

  Title - Common
  Amount or Number of Shares - 5,000 Shares

8.  Price of Derivative Security

0

9.  Number of Derivative Securities Beneficially Owned at
    End of Year

Option as set forth above

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

  D


11. Nature of Indirect Beneficial Ownership

N/A

Signature

/s/ William J. Sim
    William J. Sim